UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Director/PDMR shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME

February 10, 2022

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Harry
Last Name(s)	Brekelmans
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of shares
Currency	EUR
Price (Average)	€24.54
Volume	120,000
Total	€2,944,293.34
Aggregated information: For full breakdown see table at the end of this notification.
Volume	120,000
Price	€24.54
Total	€2,944,293.34

Date of Transaction	February 8, 2022
Place of Transaction	Euronext Amsterdam

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Full breakdown of transaction

Total Quantity	Price (€)	Total for trade (€)
944	24.60	23,222.40
487	24.60	11,980.20
3,472	24.60	85,411.20
797	24.60	19,606.20
1,975	24.60	48,585.00
1,604	24.59	39,442.36
882	24.59	21,688.38
1,617	24.57	39,729.69
2,328	24.56	57,175.68
939	24.55	23,052.45
2,240	24.55	54,992.00
1,171	24.55	28,748.05
289	24.55	7,094.95
180	24.55	4,419.00
1,039	24.55	25,507.45
1,791	24.55	43,969.05
1,166	24.54	28,613.64
1,065	24.53	26,124.45
3,421	24.53	83,917.13
861	24.53	21,120.33
3,808	24.53	93,410.24
766	24.53	18,789.98
1,564	24.56	38,411.84
140	24.55	3,437.00
2,538	24.55	62,307.90
140	24.55	3,437.00
53	24.55	1,301.15
50	24.54	1,227.00
812	24.54	19,926.48
6,052	24.53	148,455.56
282	24.54	6,920.28
306	24.53	7,506.18
5,983	24.52	146,703.16
381	24.57	9,361.17
44	24.56	1,080.64
959	24.56	23,553.04
295	24.58	7,251.10
1,315	24.58	32,322.70
43	24.56	1,056.08
334	24.57	8,206.38
400	24.57	9,828.00
751	24.57	18,452.07
2,070	24.57	50,859.90
2,105	24.56	51,698.80
761	24.56	18,690.16
1,521	24.55	37,340.55
566	24.55	13,895.30
1,672	24.55	41,047.60
2,357	24.55	57,864.35
48	24.53	1,177.44
874	24.55	21,456.70
2,242	24.53	54,996.26
2,495	24.53	61,202.35
2,413	24.52	59,166.76
1,181	24.52	28,958.12
70	24.53	1,717.10
17	24.54	417.18
820	24.55	20,131.00
815	24.54	20,000.10
2,513	24.54	61,669.02
209	24.54	5,128.86
696	24.54	17,079.84
3,257	24.53	79,894.21
1,466	24.52	35,946.32
901	24.52	22,092.52
763	24.51	18,701.13
90	24.52	2,206.80
615	24.52	15,079.80
399	24.53	9,787.47
492	24.53	12,068.76
1	24.53	24.53
1,343	24.53	32,943.79
2,293	24.52	56,224.36
1,990	24.52	48,794.80
551	24.50	13,499.50
1,054	24.50	25,823.00
1,087	24.50	26,631.50
1,498	24.49	36,686.02
187	24.48	4,577.76
570	24.48	13,953.60
3	24.49	73.47
758	24.51	18,578.58
1,111	24.50	27,219.50
220	24.50	5,390.00
727	24.50	17,811.50
1,343	24.50	32,903.50
741	24.50	18,154.50
833	24.51	20,416.83
1,414	24.51	34,657.14
97	24.50	2,376.50
967	24.50	23,691.50
50	24.49	1,224.50
700	24.49	17,143.00
1,602	24.50	39,249.00
827	24.50	20,261.50
4,728	24.50	115,836.00
733	24.50	17,958.50
1,017	24.50	24,916.50
143	24.50	3,503.50
2,000	24.50	49,000.00
700	24.50	17,150.00

Total shares traded	Weighted Average price (€)	Total sale value (€)
120,000	24.54	2,944,293.34

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: February 11, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary